[THE CHILDREN'S PLACE LETTERHEAD]
                               915 SECAUCUS ROAD
                               SECAUCUS, NJ 07094
                               PHONE 201.453.6400


October 18, 2007


VIA FACSIMILE - (202) 772-9204
-------------

Robert Burnett
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-3561

         Re:    Acknowledgement of Comment Letter dated October 17, 2007
                re: Item 4.01 Form 8-K filed October 15, 2007 - File No. 0-23071

Dear Mr. Burnett:

            We are in receipt of your letter dated October 17, 2007 concerning the filing of the Current Report on Form 8-K filed by The Children's Place Retail Stores, Inc. (the "Company") on October 15, 2007.

            The Company understands and acknowledges that it would be required to file an amended Form 8-K when Deloitte & Touche LLP ("D&T") has completed all audit related work with respect to their current engagement as the Company's independent registered public accounting firm, including the date the audit work is completed and a statement as to whether any disagreements with D&T existed through the date of completion. We also recognize that any new reportable events, or changes in previously reported reportable events would need to be described in such Form 8-K amendment and that a letter from D&T confirming the Company's updated disclosures should be obtained and filed.

            In addition, the Company understands that with respect to such disclosure:

            o the Company is responsible for the adequacy and accuracy of the disclosures;

            o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions or need anything else regarding this matter, please feel free to contact me at (201) 453-7160.

                                        Cordially,


                                        /s/  Susan Riley
                                        ------------------------
                                        By:  Susan Riley
                                        Executive Vice President, Finance and
                                        Administration
                                        The Children's Place Retail Stores, Inc.